UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2010
Commission File Number: 001-33340
TONGJITANG CHINESE MEDICINES COMPANY
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company
	By:	/s/ Charles Wang
	Name:	Charles Wang
	Title:	Chief Financial Officer
Date: September 28, 2010

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

Exhibit 99.1
Tongjitang Chinese Medicines Company Enters into
Share Transfer Agreement
— Sale of Non-Core Operating Segment Allows Greater Focus on Core Pharmaceutical Business —
SHENZHEN, China, September 28, 2010 (BUSINESS WIRE) — Tongjitang Chinese Medicines Company (the “Company” or “Tongjitang”) (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced that the Company has entered into a share transfer agreement with Guizhou Huixian Investment Management Company Limited (the “Buyer”) to sell 100% of the equity interest in Guizhou Tongjitang Asset Management Company Limited (the “Asset Management Co.”), which holds Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd., Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd. and a 95% equity interest in Gui Liquor Co., Ltd. (“Gui Liquor”), for a total cash consideration of RMB259.3 million. Additionally, the Buyer will release Guizhou Tongjitang Pharmaceutical Co. Ltd. (“Tongjitang Pharmaceutical”), the Company’s wholly owned subsidiary, from its obligation to guarantee RMB105.0 million of Gui Liquor’s bank loans.
Pursuant to the share transfer agreement, the purchase price will be payable in four installments of 5%, 5%, 45% and 45%, respectively. As of the date of this announcement, the Company has received the first installment of RMB13.0 million from the Buyer. The Buyer will be entitled to conduct due diligence within 60 days of the first payment, after which all parties involved will work together to obtain the approval and amend the registration in order to change the shareholder of Asset Management Co. to the Buyer. The second installment of the consideration will become payable within seven days after the completion of the amendment to the registration.
Within 15 days after completing the amendment to the registration, the Buyer will be obligated to release Guizhou Tongjitang from its obligation to guarantee RMB105.0 million of Gui Liquor’s bank loans. The third and fourth installments of the consideration will be due June 30, 2011 and December 31, 2011, respectively, subject to the satisfaction of certain conditions.
Xiaochun Wang, Tongjitang’s Chief Executive Officer and Chairman of the Board of Directors, stated, “We have undertaken this major strategic move in order to better capitalize on China’s ongoing healthcare reform. After the transaction, Tongjitang will be better equipped to focus on its core business of developing, manufacturing and marketing modernised traditional Chinese medicines. We expect our profit margins to further improve after the sale of the least profitable component of our business.”
About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Guizhou Tongjitang Pharmaceutical Co. Ltd., Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante Pharmaceutical Co., Ltd. and Anhui Jingfang Pharmaceutical Co., Ltd., is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 35 other modernized traditional Chinese medicine products and 36 western medicines. Please visit www.tongjitang.com for more information.

Safe Harbour Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Information regarding these risks, uncertainties and other factors is included in the Company’s most recent annual report on Form 20-F and other filings with the SEC. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
CONTACT
ICR, Inc.
Ashley M. Ammon or Christine Duan
203-682-8200 (Investor Relations)

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